9/13/2004

c m 9/3

SECURIT 04019863 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15455 Conway Rd, 2nd FL.
(No. and Street)

Chesterfield	MO	61307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pritchard, Osborne, LLC
(Name – *if individual, state last, first, middle name*)

231 S. Bemiston, Suite 1120	St. Louis	MO	63105
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 4 2004
WASH, D.C. 208

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/16

OATH OR AFFIRMATION

I, Paul D. Osborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFP Securities. Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NANCY BRYCE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-31-2005

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PRITCHARD OSBORNE, LLC
Outsourced Business Services *Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT

Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of **FFP Securities, Inc.** as of **June 30, 2004** and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FFP Securities, Inc. as of June 30, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Pritchard, Osborne, LLC

Pritchard, Osborne, LLC
August 9, 2004

MISSOURI
231 South Bemiston
Suite 1120
St. Louis, MO 63105
T 314.862.6655
F 314.862.5704
pollcstl@pritchardosborne.com

ILLINOIS
1365 East Union Ave.
P.O. Box 307
Litchfield, IL 62056
T 217.324.6611
F 217.324.6616
pollc@pritchardosborne.com

www.pritchardosborne.com

FFP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of June 30, 2004

ASSETS	
Curent Assets	
Cash	$ 449,806
Deposits with clearing organizations	100,000
Commissions and concessions receivable	1,868,997
Receivable from parent company	493,340
Insurance proceeds receivable	84,000
Marketable securities (at market value)	286,948
Total current assets	$ 3,283,091
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable	$ 48,447
Commissions and concessions payable	1,691,542
Awards and settlements payable	337,750
Total current liabilities	2,077,739
Stockholder's equity:	
Common stock, $1 par value, authorized 1,000,000 shares, issued and outstanding 283,502 shares	283,502
Additional paid in capital	650,000
Retained earnings	271,850
Total stockholder's equity	1,205,352
Total liabilities and stockholder's equity	$ 3,283,091

The accompanying notes are an integral part of these financial statements.

FFP SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2004

Income	
Commissions and concessions	$ 37,595,898
Interest and dividends	18,795
Investment income	35,495
Total income	37,650,188
Expenses	
Commission and concessions – registered representatives	32,862,675
Other operating expenses	4,557,524
Total expenses	37,420,199
Income before income taxes	229,989
Provision for income taxes	-
Net income	$ 229,989

The accompanying notes are an integral part of these financial statements.

FFP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended June 30, 2004

	Common Stock				
	No. of Shares	Par Value	Paid in Capital	Retained Earnings	Total
Balance June 30, 2003	283,502	$ 283,502	$ 650,000	$ 41,861	$ 975,363
Shares issued	-	-	-	-	-
Net Income	-	-	-	229,989	229,989
Dividends paid	-	-	-	-	-
Capital contributions	-	-	-	-	-
Balance June 30, 2004	283,502	$ 283,502	$ 650,000	$ 271,850	$ 1,205,352

FFP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2004

Cash Flows From Operating Activities:	
Net income	$ 229,989
Adjustments to reconcile net income to net cash used in operating activities:	
Net (increase) in commissions and concessions receivable	(588,032)
Net (increase) in insurance proceeds receivable	(84,000)
Net (decrease) in commissions and concessions payable	579,584
Net increase in other current assets and liablities	389,064
Cash provided from operating activities	526,605
Cash Flows From Investing Activities:	
Unrecognized loss from decrease in value of marketable equity securities	(35,418)
Cash provided from investing activities	(35,418)
Cash Flows From Financing Activities:	
Net change in due to/from parent	(1,420,388)
Cash used by financing activities	(1,420,388)
Net change in cash	(929,201)
Cash At Beginning Of Year	1,379,007
Cash At End Of Year	$ 449,806

Supplemental Disclosures

Interest paid	$ -
Income taxes paid	$ -

FFP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is a Missouri corporation that is a wholly-owned subsidiary of First Financial Planners, Inc. (Parent).

Recognition of Revenue and Expenses

Revenue is recognized based on commissions and concessions received from the sale of variable annuities, mutual funds, individual securities (stocks and bonds), direct participation programs, and life insurance. Portions of these fees are paid to the registered representatives who service the client. Additionally, the parent company provides various management services that support the operations of the Company. The parent is compensated through a cost allocation process that has been approved by both parties in a Management Services Agreement.

NASD Notice to Members

In October 2003 the NASD issued a Notice to Members that identified certain accounting changes that may be required for member broker-dealers that were operating under revenue sharing agreements with third parties. While the Company has been in continued compliance with the rules and regulations promulgated by the NASD, certain accounting changes were made as a result of the Notice to Members.

The parent company provides the necessary employees, enters into long term contractual agreements, and purchases all goods and services on behalf of the operating subsidiaries. Prior to the Notice, the Company compensated the parent by paying an override on commissions. This override was replaced with the Management Services Agreement, whereby costs are billed to the Company based on specific identification (who received the direct benefit) and cost allocations using gross margins or other acceptable methods.

Income Taxes

A consolidated tax return is filed with First Financial Planners, Inc. No provision for taxes is provided on FFP Securities, Inc.'s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – RELATED PARTY TRANSACTIONS

As part of the management service agreement with the Company's parent, First Financial Planners, Inc. the company paid $4,368,114 in management fees which are included in other operating expenses.

Note 3 – LITIGATION AND CONTINGENT LIABILITIES

Multi-State Global Resolution Agreement

Multi State Global Resolution Agreement for First Financial Planners, Inc., FFP Securities, Inc. and FFP Advisory Services, Inc. On September 2, 1999, the company entered into an agreement with 35 state Security Divisions to correct certain supervisory deficiencies. This agreement contains several requirements for First Financial Planners and its subsidiaries. The parent company must maintain a five-person board of directors, three of which will be wholly independent of FFP and its subsidiaries. It also directs the company to deposit into a Subordinated Note Reserve Fund certain monthly sums according to a contribution schedule until the principal and interest of all FFP subordinated notes have been satisfied. The company is also directed to establish a segregated Note Interest Reserve Account into which FFP shall deposit monthly sums that are necessary to meet one month's interest due under the FFP subordinated notes and FFP collateralized notes. The agreement also directs a portion of any future refinancing of the corporate headquarters to be applied against the FFP subordinated notes or contributed to the aforementioned funds. After the sale of the corporate office building in November 2000, FFP complied with this provision. The company for a period of two years shall also employ an in-house general counsel, maintain a staff of compliance officers adequate to the number of its agents and advisors, retain the services of a law firm to conduct an examination of its Compliance Department, retain a securities compliance expert to work with FFP's Compliance Department to enhance same, and retain independent certified public accountants to effectuate a comprehensive audit of all private securities products issued by FFP and its subsidiaries. The Company as of the date of these financial statements has either met or exceeded all requirements stipulated by the agreement.

Contingencies

The Company, together with various other individuals (primarily Registered Representatives), has been named as a defendant in various actions. Most of the claims involve complex issues, such as investment suitability, selling away, FFP supervision, or other investment issues, and will generally be disposed of through a NASD recommended arbitration process. Management believes the accrued amount recorded on the parent's accounting records as of June 30, 2004 is adequate to cover the future costs associated with arbitration cases, litigation and customer complaints that existed as of that date.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004 the Company had net capital of which was in excess of its required net capital of $138,516 .

The Company's aggregate indebtedness to net capital is 3.107 to 1.

Note 5 – STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, FFP Securities, Inc. considers all highly liquid debt instruments purchased with maturity of ninety days or less to be cash equivalents.

Note 6 – SECURITIES INVESTOR PROTECTION CORPORATION

FFP Securities, Inc. is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required.

Note 7 – AGREEMENTS WITH CLEARING ORGANIZATIONS

FFP Securities, Inc. has fully-disclosed clearing agreements with Pershing Clearing Corp., Inc. which requires compliance with various terms by both parties. FFP Securities, Inc. has a $100,000 deposit with Pershing Clearing Corp, Inc.

Note 8 – INVESTMENTS

All investments are considered trading securities and are carried at market value in compliance with FASB 115. Increases and decreases to market value are recorded to investment income throughout the year. Due to market conditions, the value of these investments had increased to $286,148 as of August 9, 2004.

FFP SECURITIES, INC.

Reconciliation of the Computation of Net Capital Under Rule 15c-3-1 and the

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15C3

June 30, 2004

No difference exists between the audited and unaudited determination of net capital.

PRITCHARD *Outsourced Business Services* **OSBORNE, LLC** *Certified Public Accountants*

August 9, 2004

To the Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of FFP Securities, Inc. (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

MISSOURI
231 South Bemiston
Suite 1120
St. Louis, MO 63105
T 314.862.6655
F 314.862.5704
pollcstl@pritchardosborne.com

ILLINOIS
1365 East Union Ave.
P.O. Box 307
Litchfield, IL 62056
T 217.324.6611
F 217.324.6616
pollc@pritchardosborne.com

www.pritchardosborne.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Pritchard, Osborne, LLC

Pritchard, Osborne, LLC
Certified Public Accountants

FFP SECURITIES, INC.

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission

Schedule I

June 30, 2004

NET CAPITAL		
Total Shareholder's Equity	$	1,205,352
Deduct shareholder's equity not allowable for net capital		(536,608)
Total shareholder's equity qualified for net capital	$	668,744
Net Capital before haircuts on securities positions	$	668,744
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		-
Net Capital	$	668,744
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition payable to brokers and dealers	$	1,691,542
Other accounts payable and accrued expenses		386,197
Total aggregate indebtedness	$	2,077,739

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	138,516
Excess net capital at 1500%	$	530,228
Excess net capital at 1000%	$	460,970

Ratio: Aggregate indebtedness to net capital 3.11 to 1

RECONCILIATION WITH CORPORATION'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of June 30, 2003)		
Net Capital, as reported in Corporation's Part IIA (unaudited) Focus Report	$	668,744
Net Capital per above	$	668,744

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Not applicable

FFP SECURITIES, INC.

Securities and Exchange Commission Rule 17A-5(E)(4)
General Assessment (SIPC-4) Accompanying Schedule

Schedule II

June 30, 2004

None -- No Payment Required.

FFP SECURITIES, INC.

Exemption Provision Under Rule 15c-3-1 of the Securities and Exchange Commission

Schedule III

June 30, 2004

No customer accounts are carried by FFP Securities, Inc. All customer transactions are cleared through Wexford Clearing Corporation and Pershing Clearing Services, Inc. on a fully-disclosed basis.

Information Relating to Possession of Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customer's regulated commodity futures and options accounts	Not Applicable